Exhibit 99.1

Press release ING Corporate Communications Amsterdam, 1 February 2024 ING posts 4Q2023 net result of €1,558 million and full - year 2023 net result of €7,287 million Quarterly profit before tax increases 31% year - on - year to €2,247 million; CET1 ratio remains strong at 14.7% • Income up 11% year - on - year and net interest income holds up well in the quarter • Increase of 236,000 primary retail customers in the fourth quarter, combined with stable deposits and growth in lending • Low risk costs, reflecting strong asset quality and disciplined risk management Full - year result before tax of €10,492 million, with strong contributions from both Retail and Wholesale Banking • Exceptional results in a year that was characterised by a rapid increase of interest rates and a benign economic environment • Retail Banking results supported by growth in primary customers, customer lending and deposits, and higher liability margins • Strong performance of Wholesale Banking with higher income and disciplined approach in de - risking and capital optimisation • Full - year return on equity rises to 14.8%; proposed final dividend of €0.756 per share, bringing total distribution to €7.8 billion 1) CEO statement “In many respects 2023 was a challenging year, as geopolitical and economic shocks affected many of our clients and the societies we operate in. At the same time, most economies proved resilient with low unemployment, inflation coming down, and rates turning positive at an unprecedented pace. In that context, we were able to continue the successful execution of our strategy by increasing the number of customers, working to provide them with a superior customer experience, further improving our digital offerings and helping our clients in their sustainable transitions,” said CEO Steven van Rijswijk. “We’re pleased to see that both Retail and Wholesale Banking contributed to our strong results, with net profit almost doubling to €7.3 billion and a full - year RoE of 14.8%. This was driven by higher net interest income and our continued low risk costs, reflecting our strong asset quality. "In Retail Banking, we added 750,000 primary customers to reach a total of 15.3 million. Especially Germany, Spain and the Netherlands contributed to this growth. It’s rewarding to know our customers value our services, as evidenced by our number one position in net promoter score (NPS) in five of our 10 Retail markets. In a challenging housing market in many countries, we were able to grow our mortgage portfolio by €8 billion in 2023. And in a competitive savings market, our retail customer deposit base grew by more than €18 billion over the year. “Our corporate clients continued to benefit from the global reach, knowledge and sector expertise of ING Wholesale Banking. We achieved an all - time high NPS score of 72, reflecting the high satisfaction of our clients across the globe. Our continued support of our clients resulted in double - digit income growth. Our focus on capital efficiency is also bearing fruit, reflected in a significant increase of income over capital deployed. “As society transitions to a low - carbon economy, so do our clients and so does ING. Building on the outcome of COP28 and the most recent scientific insights and scenarios, we announced in December that we will speed up the phasing out of the financing of exploration and production of oil and gas, gradually bringing our portfolio to zero by 2040. We also aim to triple the financing of renewable energy to €7.5 billion annually by 2025, up from €2.5 billion in 2022. “Engaging with corporates in their transition to more sustainable businesses is key to our climate approach. We developed a digital tool to collect public information on the transition plans of our clients, helping us see where we can or need to support them. In 2023, we already applied the tool for over 2,000 of our largest and most relevant Wholesale Banking clients. We're progressing well with introducing sustainable alternatives for key products in most of our Retail Banking markets. “Looking ahead, we remain vigilant given the ongoing geopolitical uncertainties and remain focused on delivering value for all our stakeholders. We're confident that we’ll be able to continue to deliver a sustained return on equity of 12% as economic indicators further stabilise by building on our strong and growing customer base and our good performance. I would like to thank our clients for their trust and loyalty, our employees for their ongoing engagement and hard work in servicing our customers and our shareholders for continuing to support our strategy.” 1) Total distribution announced in 2023 consists of a total cash dividend of €3.8 billion and €4 billion of share buybacks Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 1 February 2024 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com Media call 1 February 2024 at 11:00 am CET +31 20 708 5073 (NL) +44 330 551 0200 (UK) (Quote ING Media Call 4Q2023 when prompted by the operator) Live audio webcast at www.ing.com

Primary customers 1) 15.3 mln +750,000 vs 4Q2022 Mobile - only customers 62% of total active customers vs 58% in 4Q2022 Net result €1,558 mln +43% vs 4Q2022 Fee income €879 mln - 1% vs 4Q2022 CET1 ratio 14.7% +0.2% vs 4Q2022 Return on equity full - year 14.8% +7.6% vs 2022 Customer experience NPS score: Ranked #1 in 5 of 10 Retail markets Primary customers 1) : +750,000 in 2023 Sustainability Volume mobilised 2) : €115 bln in 2023 vs €101 bln in 2022 ING Press Release 4Q2023 2 Sustainability deals supported by ING: 792 in 2023 vs 491 in 2022 Business Highlights We’re continuously working to provide a superior customer experience that’s easy, instant, personal and relevant. In the Netherlands, the online application process for business loans went live, consisting of an instant offer and decisioning, and digital signing. Instant lending is also available in Romania, Belgium, Türkiye and Poland. Another example is video consulting in Poland, an easy way to get direct access to our knowledge and expertise about mortgages, savings and investments. Since its launch in 2023, it has been well used and highly appreciated by our customers. Similar solutions are already being offered in other Retail countries. In 2023, ING joined the instant payment system in Romania for real - time transfers between local banks. One month after joining, ING reported the highest number of instant payments in Romania. At year - end, 80% of inter - bank transactions were done through this system and 60% of active customers benefited from at least one instant payment. ING continuously invests in security and the fight against fraud. Customers in Belgium can now flag which transactions are fraudulent, making it quicker to process their report. Since the launch, 40% of fraud cases are now reported through the app instead of by phone or email. Within Financial Markets, we rolled out several tech and product improvements to offer a superior customer experience. For currency trading, we’re involved in the first bank - to - bank trade for FX swaps via API, using technology to provide more efficient execution for our clients. In 2023, our primary customer base grew by 750,000 to 15.3 million, with the biggest contributions from Germany, Spain and the Netherlands. We have a number one NPS score in five of our 10 Retail markets. Wholesale Banking achieved an all - time high NPS score of 72 at year - end, driven by high satisfaction with our relationship managers' sector knowledge, pro - activity, clear communication and their understanding of their clients’ needs. 1) Includes private individuals only 2) See our Climate Report for definition We continue to facilitate the transition to a low - carbon economy and support our clients in their transitions. In 2023, we achieved a volume of sustainable finance mobilised 2) of €115 billion versus €101 billion in 2022 and we closed 792 sustainability transactions. We also collaborate with stakeholders in mitigating and adapting to climate change as we can't bring change on our own. Standard setting is a good example, which we've been involved in for shipping, steel and recently for the aluminium sector. Together with the Rocky Mountain Institute, aluminium industry participants and three other banks, we've developed the Sustainable Aluminum Finance Framework. This gives us a common measurement and approach for helping to make the sector more sustainable, which we then use to advise our clients and steer our portfolios. We're increasingly engaging with retail customers to support them in their sustainability ambitions. We offer, for instance, sustainable consumer loans and mortgage extensions, which can be used to improve the energy efficiency of homes. Sustainable mortgages, which provide an incentive to choose more energy - efficient homes, are available in the Netherlands, Germany, Belgium, Italy, Romania and Spain, which - in October - launched its sustainable mortgage proposition. This offers a discount for the most energy - efficient homes. The share of these homes in new origination increased from 2.7% to 4.1% since the launch. Society is transitioning to a low - carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that’s not. Follow our progress on ing.com/climate. We use technology and our insights to create innovative digital tools that help customers improve their financial health. We launched Everyday Roundup in the Netherlands. Customers can choose to round up their payments and automatically move the difference to their savings accounts. This makes saving instant and easy. At year - end, over 1.5 million people used this in the seven countries where it's offered, including 120,000 users in the Netherlands.

Consolidated Results

Consolidated results	4Q2023	4Q2022	Change	3Q2023	Change	FY2023	FY2022	Change
Profit or loss (in € million)								
Net interest income - excl. net TLTRO impact	3,875	3,860	0.4%	4,028	-3.8%	15,976	13,843	15.4%
Net interest income - net TLTRO impact[1]	0	-315		0		0	-87	
Net fee and commission income	879	888	-1.0%	909	-3.3%	3,595	3,586	0.3%
Investment income	-24	15	-260.0%	103	-123.3%	95	187	-49.2%
Other income	679	420	61.7%	802	-15.3%	2,910	1,032	182.0%
Total income	**5,408**	**4,868**	**11.1%**	**5,842**	**-7.4%**	**22,575**	**18,561**	**21.6%**
Expenses excl. regulatory costs	2,758	2,596	6.2%	2,684	2.8%	10,522	9,949	5.8%
Regulatory costs[2]	317	291	8.9%	109	190.8%	1,042	1,250	-16.6%
Operating expenses	**3,075**	**2,888**	**6.5%**	**2,793**	**10.1%**	**11,564**	**11,199**	**3.3%**
Gross result	**2,333**	**1,980**	**17.8%**	**3,049**	**-23.5%**	**11,011**	**7,363**	**49.5%**
Addition to loan loss provisions	86	269	-68.0%	183	-53.0%	520	1,861	-72.1%
Result before tax	**2,247**	**1,711**	**31.3%**	**2,866**	**-21.6%**	**10,492**	**5,502**	**90.7%**
Taxation	620	575	7.8%	817	-24.1%	2,970	1,725	72.2%
Non-controlling interests	68	48	41.7%	67	1.5%	235	102	130.4%
Net result	**1,558**	**1,089**	**43.1%**	**1,982**	**-21.4%**	**7,287**	**3,674**	**98.3%**
Profitability and efficiency								
Interest margin	1.54%	1.36%		1.57%		1.56%	1.34%	
Cost/income ratio	56.9%	59.3%		47.8%		51.2%	60.3%	
Risk costs in bps of average customer lending	5	17		11		8	29	
Return on equity based on IFRS-EU equity[3]	12.6%	8.8%		16.0%		14.8%	7.2%	
ING Group common equity Tier 1 ratio	14.7%	14.5%		15.2%		14.7%	14.5%	
Risk-weighted assets (end of period, in € billion)	319.2	331.5	-3.7%	320.8	-0.5%	319.2	331.5	-3.7%
Customer balances (in € billion)								
Customer lending	648.0	641.5	1.0%	637.3	1.7%	648.0	641.5	1.0%
Customer deposits	650.3	640.8	1.5%	664.0	-2.1%	650.3	640.8	1.5%
Net core lending growth (in € billion)[4]	7.2	3.1		-2.4		8.6	18.2	
Net core deposits growth (in € billion)[4]	-0.9	7.2		-7.0		10.6	25.1	

[1] Net TLTRO impact includes both the spread between the funding rate of our TLTRO III participation and the prevailing ECB deposit facility rate, as well as the hedge results on our TLTRO-related derivative position as of 3Q2022.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[3] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

Total income

Total income in 4Q2023 was strong at €5,408 million, an increase of 11.1% from one year ago and attributable to a better performance of both Retail and Wholesale Banking.

Year-on-year, net interest income was strongly supported by a sharp recovery of liability margins in a higher interest rate environment. This was reflected in higher interest income in Retail Banking, as well as in the cash management activities in Wholesale Banking. These developments were partly offset by lower net interest income for Financial Markets and Treasury. In Financial Markets, higher interest rates led to an increase in funding costs, which impacted net interest income, while the income from related positions is reflected in other income. Treasury continued to benefit from favourable market opportunities through money market and FX transactions, these activities had a €-219 million impact on net interest income (versus €-137 million in 4Q2022), which was more than offset in other income (€+242 million). The fourth quarter of 2022 had included a net TLTRO impact of €-315 million.

Sequentially, net interest income declined by €153 million, partly due to the ECB's decision to adjust the remuneration on the minimum reserve requirement (MRR) to zero basis points as from 20 September 2023. As a result, the interest received on ECB MRR balances was nil in 4Q2023 compared with €69 million in 3Q2023. In addition, net interest income on liabilities was lower due to increases of our core savings rates in a few retail markets.

Net interest income (in € million) and net interest margin (in %)



5,000
4,000
3,000
2,000
1,000
0
-1,000
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.48%
1.36%
3,860
-315
1.59%
1.59%
4,012
1.56%
1.56%
4,061
1.57%
1.57%
4,028
1.54%
1.54%
3,875
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023
Net interest income excl. TLTRO (lhs)
Net interest income TLTRO (lhs)
Net interest margin (rhs)
Net interest margin excl. TLTRO (rhs)

The net interest margin was 1.54% in 4Q2023, a decline of 3 basis points compared with 3Q2023. This was attributable to the lower ECB remuneration and a slight decline in the average liability margin, partly compensated by lower average assets in the fourth quarter. Year-on-year, when excluding the impact of TLTRO in 4Q2022, the net interest margin increased by 6 basis points.

ING Press Release 4Q2023 3

Consolidated Results

In the fourth quarter of 2023, net core lending growth, which is customer lending growth adjusted for currency impacts and excluding movements in Treasury lending and in run-off portfolios, was €7.2 billion. Net core lending growth in Retail Banking was €3.8 billion as we managed to grow our loan book for both residential mortgages (€2.3 billion, primarily in Australia and the Netherlands) and other retail lending (€1.5 billion, mainly in Belgium). Wholesale Banking recorded a net core lending growth of €3.5 billion. On a full-year basis, net core lending increased by €8.6 billion, mainly driven by the growth in mortgages.

Our diversified customer deposit base was resilient in the fourth quarter of 2023. Net core deposits growth (which excludes FX impacts and movements in Treasury deposits) of €2.5 billion in Retail Banking was offset by a €3.5 billion seasonal net outflow in Wholesale Banking (mainly related to Bank Mendes Gans). Retail Banking achieved growth in most of its markets, except for Germany, where deposits declined by €2.5 billion. This decline partly reflects a further shift in Germany from deposits to assets under management and follows an exceptional increase in deposits earlier in the year from a successful promotional campaign. For the full-year 2023, net core deposits growth totalled €10.6 billion, driven entirely by Retail Banking and with a particularly strong contribution from Germany, Spain and Poland.

Net fee and commission income amounted to €879 million, which is 1.0% lower than in 4Q2022. Fee income for Retail Banking was slightly up, mainly on the back of higher daily banking fees, reflecting an increase in the number of primary customers and updated pricing for payment packages. This was partly offset by lower fee income from mortgage brokerage in Germany. Fee income for Wholesale Banking declined, as 4Q2022 had included several large Lending deals. This was only partly offset by a higher deal flow in Global Capital Markets.

Sequentially, fee income declined by 3.3%. This mainly reflects seasonally lower travel-related fee income in Retail Banking, while fee income in Wholesale Banking increased due to a higher deal flow in Global Capital Markets and Corporate Finance. On a full-year basis, net fee and commission income edged up 0.3%. Wholesale Banking achieved 3.5% growth, driven by higher fees from Global Capital Markets. In Retail Banking, fee income declined 1.6%, as growth in daily banking could not fully compensate for lower mortgage brokerage volumes and a lower number of brokerage trades in investment products.

Investment income declined to €-24 million in 4Q2023 compared with €15 million in 4Q2022 due to a lower realised result on debt securities. Sequentially, investment income was lower, as 3Q2023 had included a €98 million annual dividend from our stake in the Bank of Beijing.

Other income rose 61.7% compared with 4Q2022, which had included a €67 million gain from a legacy entity in Retail Belgium. The strong year-on-year increase was mainly driven by Treasury (partly offset in net interest income) and Wholesale Banking Lending (which had been impacted by negative fair value adjustments and secondary sales discounts in 4Q2022). Sequentially, other income decreased 15.3%, mainly due to lower trading results and additions to reserves in Financial Markets in this quarter, while 3Q2023 had included a €61 million gain from the release of reserves.

Operating expenses

Total operating expenses were €3,075 million, including €317 million of regulatory costs and €114 million of incidental cost items.

Expenses excluding regulatory costs and incidental items were €2,644 million and rose 5.1% year-on-year. This was primarily attributable to the impact of high inflation on staff expenses, driven by CLA increases and indexation, and an increase in FTEs. These factors were partly offset by savings from exiting the French and Philippine retail markets, as well as by positive FX impacts.

Operating expenses (in € million)



3,500
3,000
2,500
2,000
1,500
82
291
2,515
4
525
2,541
6
91
2,528
122
109
2,562
114
317
2,644
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Quarter-on-quarter, expenses excluding regulatory costs and incidental items increased 3.2%. This was mainly due to higher staff and marketing expenses, and movements in provisions.

Regulatory costs in 4Q2023 were €317 million. Compared with 4Q2022, regulatory costs rose by €26 million, including a higher annual Dutch bank tax, which is always fully recorded in the fourth quarter.

Incidental expense items in 4Q2023 amounted to €114 million, reflecting €95 million of restructuring costs and impairments (of which €78 million for Retail Banking and €17 million for Wholesale Banking), €7 million of allowances to employees in Germany to help them cover their increased energy costs and €12 million of hyperinflation accounting impacts on expenses in Türkiye (due to the accounting requirements of IAS 29). The €114 million of incidental item costs in 4Q2023 compares with €82 million of incidental items in 4Q2022 and €122 million in 3Q2023.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €86 million. This is equivalent to five basis points of average customer lending and remains significantly below the through-the-cycle average.

Stage 3 risk costs were €156 million, down from €238 million in the previous quarter, almost fully due to a decline in Stage 3 individual risk costs. This was the result of relatively low provisions for new defaults and significant releases of existing provisions due to repayments and recoveries. Stage 3 collective risk costs decreased slightly, as the impact of model changes (mainly for mortgages) was more than offset by releases following an update of the macroeconomic indicators (including the expectation of higher house prices) and releases of event-driven overlays.

ING Press Release 4Q2023 4

Consolidated Results

Total Stage 1 and 2 risk costs were €-70 million versus €-54 million in 3Q2023. They were largely driven by the update of the macroeconomic model and a €19 million net release of Stage 2 provisions for our Russia-related portfolio, mainly due to a further reduction of our exposure.

Addition to loan loss provisions (in € million)



750
500
250
0
-250
269
152
98
183
86
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023
Stage 1 & 2
Stage 3

Risk costs for Retail Banking were €86 million, down from €166 million in 3Q2023, including limited net additions in Belgium, Germany and Poland (the latter due to a €21 million addition for adjustments to CHF-indexed mortgages). Retail Netherlands showed releases in risk costs, which were partly offset by a methodology update.

Wholesale Banking recorded a €1 million release in risk costs (versus a €15 million addition in the prior quarter), with limited risk costs in Stage 3 and a net release in Stages 1 and 2, which included the impact of a further reduction of our Russia-related exposure and an update of the macroeconomic indicators.

Net result

ING's net result in 4Q2023 was €1,558 million, up 43.1% on 4Q2022, mainly due to higher income and lower risk costs.

The effective tax rate in 4Q2023 was 27.6% compared with 33.6% in 4Q2022 and 28.5% in 3Q2023. The full-year 2023 effective tax rate was 28.3%, down from 31.4% recorded in 2022 which had included non-deductible impairments on TTB (TMBThanachart Bank) and higher non-deductible expenses in various countries.

Return on equity ING Group (in %)



20
15
10
5
0
7.2
9.7
11.7
13.8
14.8
8.8
13.0
17.5
16.0
12.6
4Q2022
1Q2023
2Q2023
3Q2023
4Q2023
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

ING's strong performance in 2023 was reflected in a return on average IFRS-EU equity of 14.8%, up from 7.2% in 2022. ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounted to €2,504 million at the end of 2023. This reflects 50% of the resilient net profit in 2023, which has been reserved for distribution in line with our policy, minus the 2023 interim dividend that was paid in August.

Resilient net profit is defined as net profit adjusted for significant items that are not linked to the normal course of business. In line with this definition, and consistent with previous quarters, the impact of hyperinflation accounting has been excluded. Therefore, resilient net profit was €32 million higher than net profit in 4Q2023 and €234 million higher on a full-year basis.

Dividend

In line with our dividend policy, the Board proposes to pay a final dividend over 2023 of €2.5 billion, subject to the approval by the Annual General Meeting in April 2024. The proposed final dividend over 2023 amounts to €0.756 per ordinary share and will be paid in cash shortly after approval by the Annual General Meeting. This will bring the total cash dividend over 2023 to €3.8 billion, in addition to €4 billion of share buybacks announced in 2023.

An interim dividend of €0.35 per ordinary share for the year 2023 was paid in August 2023.

2024 Outlook[1)]

Based on current assumptions and scenarios, total income in 2024 to remain strong in a positive rate environment albeit somewhat lower than in 2023. Our aim is to increase fee income by 5-10%. Based on the current outlook, a total cost growth of around 3% (excluding incidental items) is foreseen. The CET1 ratio is expected to converge towards our ~12.5% target by 2025. Return on equity expected of 12%.

[1)] The targets, outlook and trends discussed in this 2024 Outlook section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 4Q2023

5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	31 Dec. 23	30 Sep. 23	31 Dec. 22		31 Dec. 23	30 Sep. 23	31 Dec. 22
Assets				**Liabilities**			
Cash and balances with central banks	90,214	116,725	87,614	Deposits from banks	23,257	26,387	56,632
Loans and advances to banks	16,709	24,705	35,104	Customer deposits	650,267	664,002	640,770
Financial assets at fair value through profit or loss	123,015	148,002	113,766	– current accounts / overnight deposits	221,773	227,723	260,350
– trading assets	60,229	68,150	56,870	– savings accounts	334,287	346,448	329,501
– non-trading derivatives	2,028	2,865	3,893	– time deposits	92,154	87,261	48,524
– designated as at fair value through profit or loss	5,775	6,026	6,159	– other customer deposits	2,053	2,570	2,395
– mandatorily at fair value through profit or loss	54,983	70,962	46,844	Financial liabilities at fair value through profit or loss	94,638	121,634	93,019
Financial assets at fair value through OCI	41,116	38,802	31,625	– trading liabilities	37,220	47,816	39,088
– equity securities fair value through OCI	1,885	1,916	1,887	– non-trading derivatives	2,019	2,725	3,048
– debt securities fair value through OCI	38,281	36,082	29,095	– designated as at fair value through profit or loss	55,400	71,093	50,883
– loans and advances fair value through OCI	951	804	643	Other liabilities	15,167	15,092	15,280
Securities at amortised cost	48,313	46,779	48,160	Debt securities in issue	124,670	126,706	95,918
Loans and advances to customers	642,402	631,566	635,506	Subordinated loans	15,401	15,274	15,786
– customer lending	648,023	637,289	641,490	**Total liabilities**	**923,400**	**969,094**	**917,405**
– provision for loan losses	-5,621	-5,723	-5,984				
Investments in associates and joint ventures	1,509	1,514	1,500	**Equity**			
Property and equipment	2,399	2,363	2,446	Shareholders' equity	51,240	51,716	49,909
Intangible assets	1,198	1,152	1,102	Non-controlling interests	944	816	504
Other assets	8,708	9,996	10,994	**Total equity**	**52,184**	**52,533**	**50,413**
Assets held for sale		23					
Total assets	**975,583**	**1,021,627**	**967,817**	**Total liabilities and equity**	**975,583**	**1,021,627**	**967,817**

Balance sheet

In 4Q2023, ING's balance sheet decreased by €46.0 billion to €975.6 billion, including €2.7 billion of negative currency impacts (mainly due to the depreciation of the US dollar relative to the euro, partly offset by appreciation of the Polish zloty). The decrease on the asset side of the balance sheet was mainly visible in cash and balances with central banks and in financial assets at fair value through profit or loss. Furthermore, loans and advances to banks declined by €8.0 billion, largely due to less reverse repo business. These decreases were partly offset by a €10.7 billion increase in customer lending, reflecting lending growth in both Retail and Wholesale Banking as well as fair value changes for the hedged part of the mortgage portfolio. On the liability side of the balance sheet, the main decrease was recorded in financial liabilities at fair value through profit or loss, mirroring the development on the asset side of the balance sheet. Customer deposits decreased by €13.7 billion, almost entirely caused by movements in Treasury.

Compared with year-end 2022, ING's balance sheet grew by €7.8 billion, including €5.3 billion of negative currency impacts (largely due to the depreciation of the US dollar against the euro). Balance sheet growth was mainly recorded in financial assets at fair value through profit or loss, financial assets at fair value through OCI and customer lending. These movements were partly offset by a decline in loans and advances to banks. On the liability side of the balance sheet, the main increases were in debt securities in issue (increases in both CD/CPs and other, predominantly long-term, debt securities in issue) and customer deposits (including a strong growth in Retail Banking, demonstrating the resilience of our customer deposit base). These increases were partly offset by lower deposits from banks following the repayment of €30 billion of ING's TLTRO III participation in 2023. The remaining €6.0 billion TLTRO III participation will mature in March 2024.

Shareholders' equity

Shareholders' equity increased by €1,331 million in 2023, primarily reflecting the €7,287 million net result recorded for the full-year 2023 and a €997 million increase in the cashflow hedge reserve. This was partly offset by €6,668 million of cash distribution, consisting of €2,668 million of cash dividends paid in 2023 (€1,408 million of final dividend over 2022 and €1,260 million interim dividend over 2023) and €4,000 million of share buybacks (of which €1,500 million was announced in May 2023 and €2,500 million announced in November 2023, recorded as a change in treasury shares).

Shareholders' equity per share increased to €15.32 on 31 December 2023 from €13.79 on 31 December 2022.

Change in shareholders' equity		
in € million	4Q2023	FY2023
Shareholders' equity beginning of period	**51,716**	**49,909**
Net result for the period	1,558	7,287
(Un)realised gains/losses fair value through OCI	-6	27
(Un)realised other revaluations	3	10
Change in cashflow hedge reserve	611	997
Change in liability credit reserve	-31	-39
Defined benefit remeasurement	-27	-85
Exchange rate differences	-87	-132
Change in treasury shares (incl. share buyback)	-2,504	-4,008
Change in employee stock options and share plans	6	-7
Dividend	0	-2,668
Other changes	1	-50
Total changes	**-477**	**1,331**
Shareholders' equity end of period	**51,240**	**51,240**

ING Press Release 4Q2023 6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Dec. 2023	30 Sep. 2023
Shareholders' equity (parent)	51,240	51,716
Reserved profits not included in CET1 capital	-2,504	-1,709
Other regulatory adjustments	-1,880	-1,123
Available common equity Tier 1 capital	**46,856**	**48,885**
Additional Tier 1 securities	6,983	7,280
Regulatory adjustments additional Tier 1	59	54
Available Tier 1 capital	**53,898**	**56,218**
Supplementary capital - Tier 2 bonds	9,115	9,123
Regulatory adjustments Tier 2	40	41
Available Total capital	**63,052**	**65,383**
Risk-weighted assets	319,169	320,797
Common equity Tier 1 ratio	**14.7%**	**15.2%**
Tier 1 ratio	16.9%	17.5%
Total capital ratio	19.8%	20.4%
Leverage Ratio	**5.0%**	**5.0%**

Capital ratios

The CET1 ratio remained strong and ended the year at 14.7%. This compares with 15.2% at the end of 3Q2023. The change during the quarter mainly reflects the €2.5 billion deduction from capital for the ongoing share buyback programme, as announced on 2 November 2023, partly offset by the inclusion of €0.8 billion of the quarterly net profit after dividend reserving and lower RWA.

The development of both the Tier 1 and the Total capital ratios mirrors the trend in the CET1 ratio.

The leverage ratio remained stable at 5.0%.

Risk-weighted assets (RWA)

The decrease in total RWA mainly reflects lower credit RWA, which was partly offset by higher operational RWA.

ING Group: Composition of RWA		
in € billion	31 Dec. 2023	30 Sep. 2023
Credit RWA	266.4	270.8
Operational RWA	38.5	35.0
Market RWA	14.3	15.0
Total RWA	**319.2**	**320.8**

Excluding a €1.0 billion FX impact, credit RWA decreased by €3.5 billion, mainly due to a better profile of the loan book (€-1.4 billion) and model changes for Germany (€-4.0 billion). These factors were only partly offset by higher lending volumes (€+2.0 billion).

Operational RWA rose by €3.5 billion in 4Q2023 due to updated assumptions of the AMA model. Market RWA decreased by €0.7 billion.

Distribution

ING has reserved €795 million of the 4Q2023 net profit for distribution. Resilient net profit in 4Q2023, which is defined as net profit adjusted for significant items not linked to the normal course of business, was €1,590 million. This includes a positive adjustment to the reported net result of €32 million, which is related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Türkiye.

In line with our distribution policy of a 50% pay-out ratio on resilient net profit, the Board proposes to pay a final cash dividend over 2023 of €0.756 per ordinary share. This is subject to the approval by shareholders at the Annual General Meeting in April 2024.

The additional distribution of €1.5 billion, as announced on 11 May 2023, was completed in the fourth quarter of 2023. A total of 121.3 million ordinary shares had been repurchased by 13 October 2023.

On 2 November 2023, ING announced the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Group for a maximum total amount of €2.5 billion, or a maximum of 300 million shares. This programme is underway and expected to end no later than 19 April 2024. The whole amount has already been deducted from CET1 capital. At the end of 2023, shares for a total consideration of almost €2.0 billion had already been repurchased.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.98%. This requirement remained stable compared with 3Q2023.

ING's fully-loaded CET1 requirement decreased to 10.76% in 4Q2023 (from 10.83% in 3Q2023). This is lower than the prevailing CET1 ratio requirement, mainly as a result of a reduction in the Pillar-2-Requirement as announced in 4Q2023 and the 0.50% lower O-SII (Other Systemically Important Institutions) buffer requirement effective as of 31 May 2024. The impact of these factors is partly offset by various countercyclical buffers that will take effect over the coming quarters. The fully-loaded CET1 requirement also reflects the re-activation of the countercyclical buffer in Belgium to 1% from 1 October 2024, which will be phased in over the coming quarters.

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING Press Release 4Q2023 7

Capital, Liquidity and Funding

The intermediate MREL requirements were 27.79% of RWA and 5.97% of leverage exposure at the end of 4Q2023. The MREL surplus based on RWA of €14.9 billion mirrors trends in the Total capital ratio. The MREL surplus based on leverage ratio (LR) mirrors trends in the leverage ratio. As of 1 January 2024, the MREL requirements are 29.02% of RWA and 7.27% of leverage exposure.

ING Group: MREL requirement		
in € million	31 Dec. 2023	30 Sep. 2023
MREL capacity	103,602	106,249
MREL (as a percentage of RWA)	32.5%	33.1%
MREL (as a percentage of leverage exposure)	9.6%	9.5%
MREL surplus (shortage) based on LR	**39,318**	**39,293**
MREL surplus (shortage) based on RWA	**14,920**	**17,108**

The prevailing TLAC requirements are 23.50% of RWA and 6.75% of LR. The developments in TLAC ratios mirror trends in MREL.

ING Group: TLAC requirement		
in € million	31 Dec. 2023	30 Sep. 2023
TLAC capacity	103,602	106,249
TLAC (as a percentage of RWA)	32.5%	33.1%
TLAC (as a percentage of leverage exposure)	9.6%	9.5%
TLAC surplus (shortage) based on LR	**30,919**	**30,545**
TLAC surplus (shortage) based on RWA	**28,613**	**30,870**

Liquidity and funding

In 4Q2023, the 12-month moving average Liquidity Coverage Ratio (LCR) rose three percentage points to 143%.

LCR 12-month moving average		
in € billion	31 Dec. 2023	30 Sep. 2023
Level 1	186.7	185.0
Level 2A	3.1	3.6
Level 2B	4.7	4.5
Total HQLA	**194.5**	**193.1**
Outflow	**238.4**	**242.2**
Inflow	**102.9**	**104.1**
LCR	**143%**	**140%**

In 4Q2023, the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%.

The funding mix remained largely stable in 4Q2023.

ING Group: Loan-to-deposit ratio and funding mix		
In %	31 Dec. 2023	30 Sep. 2023
Loan-to-deposit ratio	0.99	0.95
Funding mix		
Customer deposits (private individuals)	52%	50%
Customer deposits (other)	22%	23%
Lending / repurchase agreements	7%	9%
Interbank	2%	2%
CD/CP	5%	6%
Long-term senior debt	10%	9%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €0.3 billion versus 3Q2023. The change was mainly caused by the issuance of a €1.0 billion Green Covered Bond by ING Germany, a JPY 40.7 billion Holdco Senior and a JPY 118.7 billion Opco Senior. The €0.85 billion Green RMBS and the €1.75 billion dual tranche Opco Senior, which were issued in September but only settled in October, also contributed to the increase in 4Q2023. This was partly offset by maturities amounting to €4.7 billion.

Long-term debt maturity ladder per currency, 31 December 2023							
in € billion	Total	2024	2025	2026	2027	2028	>2028
EUR	68	1	7	9	7	9	35
USD	18	1	0	4	5	3	6
Other	11	1	1	3	0	2	4
Total	**97**	**3**	**8**	**15**	**12**	**13**	**45**

Ratings

The credit ratings and outlooks from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 31 January 2024			
	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 4Q2023 8

Risk Management

ING Group: Total credit outstandings[1]										
	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	31 Dec. 2023	30 Sep. 2023	31 Dec. 2023	30 Sep. 2023	31 Dec. 2023	30 Sep. 2023	31 Dec. 2023	30 Sep. 2023	31 Dec. 2023	30 Sep. 2023
Residential mortgages	333,311	330,024	21,691	11,534	6.5%	3.5%	3,107	3,060	0.9%	0.9%
of which Netherlands	115,075	114,454	11,098	2,303	9.6%	2.0%	532	513	0.5%	0.4%
of which Belgium	43,826	43,632	5,198	5,327	11.9%	12.2%	1,276	1,280	2.9%	2.9%
of which Germany	92,574	92,377	2,123	1,932	2.3%	2.1%	462	447	0.5%	0.5%
of which Rest of the world	81,836	79,560	3,271	1,972	4.0%	2.5%	838	820	1.0%	1.0%
Consumer lending	24,488	24,116	2,742	2,029	11.2%	8.4%	1,119	1,097	4.6%	4.5%
Business lending	104,157	102,581	14,362	14,381	13.8%	14.0%	3,117	3,143	3.0%	3.1%
of which business lending Netherlands	37,140	37,453	5,661	5,731	15.2%	15.3%	767	857	2.1%	2.3%
of which business lending Belgium	47,655	46,170	4,562	4,405	9.5%	9.5%	1,522	1,510	3.2%	3.3%
Other retail banking	60,143	85,802	577	553	1.0%	0.6%	208	214	0.3%	0.2%
Retail Banking	**522,099**	**542,523**	**39,372**	**28,497**	**7.5%**	**5.3%**	**7,552**	**7,514**	**1.4%**	**1.4%**
Lending	165,584	169,457	17,949	20,124	10.8%	11.9%	3,461	3,899	2.1%	2.3%
Daily Banking & Trade Finance	58,006	60,347	4,886	5,349	8.4%	8.9%	479	489	0.8%	0.8%
Financial Markets	14,459	9,236	319	796	2.2%	8.6%			0.0%	0.0%
Treasury & Other	26,503	32,589	339	402	1.3%	1.2%	60	60	0.2%	0.2%
Wholesale Banking	**264,552**	**271,630**	**23,492**	**26,672**	**8.9%**	**9.8%**	**4,000**	**4,448**	**1.5%**	**1.6%**
Total loan book	**786,652**	**814,152**	**62,864**	**55,169**	**8.0%**	**6.8%**	**11,552**	**11,962**	**1.5%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Credit risk management

Total credit outstandings decreased in 4Q2023, mainly due to lower cash and balances with central banks. Stage 2 credit outstandings increased, driven by the implementation of an updated methodology for interest-only mortgages in the Netherlands. This was partly offset by repayments and sales in Wholesale Banking. Stage 3 credit outstandings also declined, as a result of repayments and write-offs.

The stock of provisions decreased slightly due to lower Stage 1 and Stage 2 provisions. The Stage 3 coverage ratio rose to 33.6% from 32.2% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]			
in € million	31 Dec. 2023	30 Sep. 2023	Change
Stage 1 - 12-month ECL	517	612	-96
Stage 2 - Lifetime ECL not credit impaired	1,435	1,459	-24
Stage 3 - Lifetime ECL credit impaired	3,876	3,849	27
Purchased credit impaired	11	15	-4
Total	**5,839**	**5,935**	**-96**

[1] At the end of December 2023, the stock of provisions included provisions for loans and advances to customers (€5,621 million), loans and advances to central banks (€5 million), loans and advances to banks (€30 million), financial assets at FVOCI (€21 million), securities at amortised cost (€22 million) and ECL provisions for off-balance-sheet exposures (€142 million) recognised as liabilities.

Market risk

The average Value-at-Risk (VaR) for the trading portfolio decreased to €17 million from €18 million in 3Q2023.

ING Group: Consolidated VaR trading books		
in € million	Average	Quarter-end
Foreign exchange	1	1
Equities	3	2
Interest rate	13	7
Credit spread	6	5
Diversification	-6	-8
Total VaR	**17**	**8**

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

ING Press Release 4Q2023

9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account								
In € million	4Q2023	4Q2022	Change	3Q2023	Change	FY2023	FY2022	Change
Profit or loss								
Net interest income - excl. net TLTRO impact	2,795	2,631	6.2%	2,936	-4.8%	11,459	9,070	26.3%
Net interest income - net TLTRO impact	0	-256		0		0	-123	
Net fee and commission income	586	573	2.3%	608	-3.6%	2,337	2,375	-1.6%
Investment income	-19	7	-371.4%	7	-371.4%	1	53	-98.1%
Other income	332	262	26.7%	346	-4.0%	1,271	777	63.6%
Total income	**3,693**	**3,219**	**14.7%**	**3,897**	**-5.2%**	**15,069**	**12,152**	**24.0%**
Expenses excl. regulatory costs	1,836	1,682	9.2%	1,739	5.6%	6,938	6,594	5.2%
Regulatory costs	207	194	6.7%	94	120.2%	771	956	-19.4%
Operating expenses	**2,043**	**1,876**	**8.9%**	**1,833**	**11.5%**	**7,709**	**7,550**	**2.1%**
Gross result	**1,650**	**1,343**	**22.9%**	**2,064**	**-20.1%**	**7,360**	**4,602**	**59.9%**
Addition to loan loss provisions	86	203	-57.6%	166	-48.2%	607	639	-5.0%
Result before tax	**1,565**	**1,140**	**37.3%**	**1,898**	**-17.5%**	**6,753**	**3,964**	**70.4%**
Profitability and efficiency								
Net core lending growth (in € billion)	3.8	2.2		0.5		9.7	15.8	
Net core deposits growth (in € billion)	2.5	10.4		-4.7		18.5	18.9	
Cost/income ratio	55.3%	58.3%		47.0%		51.2%	62.1%	
Risk costs in bps of average customer lending	8	18		15		13	14	
Return on equity based on 12.5% CET1[1]	23.2%	16.7%		27.8%		24.8%	14.8%	
Risk-weighted assets (end of period, in € billion)	154.4	156.8	-1.9%	155.4	-0.6%	154.4	156.8	-1.9%

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Banking

During 2023, customers continued to put their trust in us. This was evidenced by an increase in both customer lending and deposits, and by a growth of 750,000 in the number of primary customers, which provides us with further opportunities to deepen our client relationships.

Retail Banking recorded strong results in 2023, with the result before tax increasing 70% to €6,753 million, as a 24% growth in income was coupled with only a limited increase in operating expenses, while risk costs slightly declined. The full-year return on equity climbed to 24.8% from 14.8% in 2022.

Net interest income (excluding TLTRO) increased 26%, mainly reflecting higher net interest income on liabilities following a rapid increase in interest rates. Net fee and commission income declined 2%, as higher daily banking fees (thanks to an increase in payment package fees and new service fees) could not fully compensate for a decline in fees from investment products (due to subdued trading activity) and for lower fees from mortgage brokerage. Total investment and other income increased by €442 million, mainly attributable to Treasury, which benefited from favourable market opportunities through money market and FX transactions; this increase was partly offset in net interest income.

Net core lending growth, which excludes currency impacts, Treasury and the run-off in Westland Utrecht Bank, was €9.7 billion. The bulk of this growth (€8.0 billion) was in residential mortgages, mainly in the Netherlands, Australia and Germany. Net core deposits growth (excluding FX impacts and Treasury) was €18.5 billion in 2023, primarily driven by Germany, Spain and Poland.

Expenses excluding regulatory costs increased 5%, as the impact of high inflation on staff expenses, reflected in CLA increases and indexation, was partly offset by savings from exiting the French and Philippine retail markets and by lower incidental cost items. Regulatory costs declined by €185 million due to a lower contribution to the European Single Resolution Fund and because 2022 had included a €99 million contribution to the Institutional Protection Scheme in Poland. The cost/income ratio improved to 51% in 2023 compared with 62% in 2022.

Risk costs were 13 basis points of average customer lending, which is well below the through-the-cycle average and reflects our strong asset quality.

ING Press Release 4Q2023 10

Segment Reporting: Retail Banking

Retail Banking Market Leaders: Consolidated profit or loss account						
	Retail Banking Netherlands			Retail Banking Belgium		
In € million	4Q2023	4Q2022	3Q2023	4Q2023	4Q2022	3Q2023
Profit or loss						
Net interest income - excl. net TLTRO impact	700	804	746	511	453	543
Net interest income - net TLTRO impact	0	-150	0	0	-64	0
Net fee and commission income	242	224	246	129	136	133
Investment income	1	7	3	1	0	4
Other income	247	126	286	17	79	15
Total income	**1,190**	**1,011**	**1,281**	**658**	**603**	**695**
Expenses excl. regulatory costs	494	466	489	425	370	437
Regulatory costs	72	74	27	30	29	0
Operating expenses	**566**	**541**	**516**	**456**	**400**	**437**
Gross result	**624**	**470**	**765**	**202**	**203**	**257**
Addition to loan loss provisions	-35	28	-1	28	22	50
Result before tax	**660**	**442**	**766**	**174**	**181**	**208**
Profitability and efficiency						
Net core lending growth (in € billion)	0.7	0.4	0.7	1.1	1.7	-1.4
Net core deposits growth (in € billion)	0.4	2.9	-1.1	0.1	0.7	-2.3
Cost/income ratio	47.5%	53.5%	40.3%	69.3%	66.3%	63.0%
Risk costs in bps of average customer lending	-9	7	0	12	10	21
Return on equity based on 12.5% CET1[1]	30.7%	20.2%	35.7%	13.2%	12.0%	14.5%
Risk-weighted assets (end of period, in € billion)	50.7	50.6	51.1	34.6	34.8	33.7

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income excluding TLTRO impact declined year-on-year due to lower Treasury-related interest income. This mostly reflected activities to benefit from favourable market opportunities through money market and FX transactions, for which negative net interest income was more than compensated in other income. The lower interest income for Treasury was only partly compensated by an increase in liability margins. Sequentially, net interest income decreased, mainly due to a lower remuneration on the ECB minimum reserve requirement and lower interest income from liabilities after a further increase in client savings rates.

Fee income rose year-on-year, supported by higher fees for payment packages and growth in assets under management. Sequentially, fee income declined slightly, as the third quarter had included seasonally higher travel-related fees. Other income increased year-on-year, mainly due to higher Treasury-related income (that was partly offset by lower net interest income), but sequentially, other income declined.

Net core lending growth was €0.7 billion in 4Q2023, reflecting continued growth in mortgages, while business lending was stable. Net core deposits growth was €0.4 billion.

Expenses excluding regulatory costs increased both year-on-year and sequentially, mostly due to higher staff expenses. Regulatory costs increased from 3Q2023, reflecting the annual booking of the Dutch bank tax in the fourth quarter.

Risk costs in 4Q2023 showed a net release for both business lending and mortgages. In business lending, this was driven by a release in Stage 3 individual risk costs. For mortgages, it reflected the impact of an expected recovery of Dutch house prices, only partly offset by a methodology update.

Retail Belgium (including Luxembourg)

Net interest income increased year-on-year, driven by higher margins on liabilities. Sequentially, a rise in income from liabilities was more than offset by a decline in Treasury-related interest income, which included a lower remuneration on the ECB minimum reserve requirement.

The decline in fee income year-on-year was mainly due to a decrease in commissions on the sale of insurance products and higher commissions paid to agents. Sequentially, fees from daily banking were lower. Other income in 4Q2023 included an €11 million gain on the sale of a participation compared with a €67 million gain from a legacy entity recorded in 4Q2022.

Net core lending growth was €1.1 billion, of which €0.9 billion was in business lending and €0.2 billion in residential mortgages. Net core deposits growth was €0.1 billion.

The fourth quarter of 2023 included €30 million of incidental costs related to restructuring and a further optimisation of the branch network compared with €46 million of costs for these initiatives in 3Q2023. Excluding these incidental items as well as regulatory costs, expenses increased year-on-year, as the impact of automatic salary indexation was only partly offset by FTE reductions. Sequentially, expenses excluding regulatory costs and incidental items rose 1.0% due to higher marketing expenses. Regulatory costs in 4Q2023 mainly reflected the allocation of the annual Dutch bank tax.

Risk costs amounted to €28 million in 4Q2023, including net additions for business lending and consumer lending, while a net release for mortgages was recorded, reflecting an expected rise in house prices.

ING Press Release 4Q2023 11

Segment Reporting: Retail Banking

Retail Banking Challengers & Growth Markets: Consolidated profit or loss account						
	Retail Banking Germany			Retail Banking Other		
In € million	4Q2023	4Q2022	3Q2023	4Q2023	4Q2022	3Q2023
Profit or loss						
Net interest income - excl. net TLTRO impact	709	568	753	875	806	895
Net interest income - net TLTRO impact	0	-42	0	0	0	0
Net fee and commission income	84	89	93	131	124	136
Investment income	-17	1	1	-4	-1	-1
Other income	-7	-14	-7	75	72	53
Total income	**769**	**603**	**839**	**1,077**	**1,002**	**1,082**
Expenses excl. regulatory costs	309	269	284	608	576	528
Regulatory costs	26	24	18	79	67	49
Operating expenses	**335**	**293**	**303**	**687**	**643**	**577**
Gross result	**434**	**310**	**537**	**390**	**359**	**505**
Addition to loan loss provisions	25	52	46	68	100	72
Result before tax	**409**	**258**	**491**	**322**	**259**	**433**
Profitability and efficiency						
Net core lending growth (in € billion)	0.3	0.7	0.7	1.6	-0.6	0.5
Net core deposits growth (in € billion)	-2.5	3.3	-5.7	4.6	3.4	4.5
Cost/income ratio	43.5%	48.6%	36.0%	63.8%	64.1%	53.3%
Risk costs in bps of average customer lending	10	21	18	25	37	27
Return on equity based on 12.5% CET1[1)]	30.2%	19.2%	36.3%	18.3%	14.7%	23.4%
Risk-weighted assets (end of period, in € billion)	24.0	29.8	27.1	45.1	41.6	43.6

[1)] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany

Net interest income increased strongly year-on-year, driven by higher liability volumes at significantly improved margins as well as an increase in lending volumes. Sequentially, net interest income decreased due to a rise in core savings rates and a decline in Treasury-related interest income, which included a lower remuneration on the ECB minimum reserve requirement. Fee income declined compared with both comparable quarters, mainly due to lower fees from mortgage brokerage, which were only partly compensated by higher fees from investment products. Investment and other income decreased, reflecting lower Treasury-related income.

Net core lending growth in 4Q2023 was €0.3 billion, driven by mortgages and consumer lending. Net core deposits declined by €2.5 billion in 4Q2023, reflecting intensified competition and a shift to assets under management. On a full-year basis, net core deposits growth was strong at €8.5 billion following successful promotional campaigns to attract new savings and customers earlier in the year.

Operating expenses in 4Q2023 included €20 million of incidental items for restructuring costs and staff allowances compared with €10 million of incidental items in 4Q2022. Expenses excluding regulatory costs and incidental items increased from both comparable quarters, predominantly due to higher staff expenses related to annual salary increases and FTE growth, combined with continued investments in business growth.

Risk costs were €25 million and primarily related to consumer lending and mortgages.

Retail Other

Net interest income year-on-year was supported by higher margins on liabilities, most notably in Spain and Poland. This more than compensated for negative currency impacts and tighter lending margins. Sequentially, net interest income declined slightly due to an increase in client rates on liabilities and lower lending margins.

Fee income rose year-on-year, mainly driven by higher fees in daily banking, reflecting an increase in the number of primary customers and an updated pricing of payment packages. Other income increased versus both comparable quarters due to higher Treasury-related results.

Net core lending growth in 4Q2023 was €1.6 billion, mainly due to higher mortgage volumes in Australia and an increase in other lending in Spain. Net core deposits growth was €4.6 billion, driven largely by net inflows in Spain and Poland.

Expenses in 4Q2023 included €36 million of restructuring costs and impairments, mainly for Poland. By comparison, 4Q2022 had included €33 million of incidental items consisting mainly of restructuring costs for France and Türkiye. In addition, 4Q2023 included an €8 million addition to a legal provision compared to a €14 million release in 3Q2023. Expenses – excluding regulatory costs and the aforementioned provisions – rose on both comparable quarters. This was mainly due to inflationary pressure on staff expenses and higher marketing expenses. Year-on-year, the increase in expenses was partly offset by cost savings following the discontinuation of our retail activities in France and the Philippines, as well as by positive FX impacts.

Risk costs were €68 million, with net additions mainly in Poland (including a €21 million addition for potential losses on CHF-indexed mortgages) and Spain.

ING Press Release 4Q2023 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account								
In € million	4Q2023	4Q2022	Change	3Q2023	Change	FY2023	FY2022	Change
Profit or loss								
Lending	805	746	7.9%	804	0.1%	3,224	3,157	2.1%
Daily Banking & Trade Finance	536	443	21.0%	527	1.7%	2,153	1,662	29.5%
Financial Markets	197	287	-31.4%	375	-47.5%	1,280	1,226	4.4%
Treasury & Other	57	31	83.9%	119	-52.1%	401	280	43.2%
Total income	**1,595**	**1,507**	**5.8%**	**1,825**	**-12.6%**	**7,057**	**6,325**	**11.6%**
Expenses excl. regulatory costs	800	775	3.2%	759	5.4%	3,043	2,821	7.9%
Regulatory costs	110	98	12.2%	14	685.7%	271	293	-7.5%
Operating expenses	**910**	**872**	**4.4%**	**773**	**17.7%**	**3,313**	**3,114**	**6.4%**
Gross result	**685**	**635**	**7.9%**	**1,052**	**-34.9%**	**3,744**	**3,211**	**16.6%**
Addition to loan loss provisions	-1	65	-101.5%	15	-106.7%	-92	1,220	-107.5%
Result before tax	**686**	**570**	**20.4%**	**1,037**	**-33.8%**	**3,836**	**1,991**	**92.7%**
Profitability and efficiency								
Net core lending growth (in € billion)	3.5	0.9		-2.8		-1.2	2.4	
Net core deposits growth (in € billion)	-3.5	-3.2		-2.4		-7.9	6.2	
Cost/income ratio	57.1%	57.9%		42.4%		47.0%	49.2%	
Income over average risk-weighted assets (in bps)[1]	425	370		487		462	388	
Risk costs in bps of average customer lending	0	13		3		-5	65	
Return on equity based on 12.5% CET1[2]	11.4%	7.1%		16.7%		15.4%	6.9%	
Risk-weighted assets (end of period, in € billion)	150.3	159.4	-5.7%	150.2	0.0%	150.3	159.4	-5.7%

[1] Total income divided by average RWA (annualised).
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

In 2023, Wholesale Banking delivered strong performance, achieving a 93% year-on-year increase in pre-tax result, that reached €3,836 million. The full-year return on equity rose to 15.4%, up from 6.9% in 2022. These positive outcomes were driven by double-digit growth in income, significantly lower risk costs and effective capital management. The Income/RWA ratio improved by 19%, reaching 462 bps, driven by the aforementioned income growth and a €9.1 billion (-6%) reduction in risk-weighted assets. Despite a 6% year-on-year increase in expenses attributable to collective labour agreements, higher performance-related payments and strategic investments for business expansion, the cost-income ratio improved to 47%. Risk costs showed a net release, reflecting strong asset quality, with low inflows and continued strong recoveries.

The fourth-quarter result before tax was €686 million, up 20% on the previous year. Sequentially, lower income and increased expenses, which included €96 million of seasonally higher regulatory costs and €17 million of incidental items (mainly restructuring costs), led to a decline in the quarterly result before tax.

Net core lending growth was €3.5 billion in the fourth quarter, driven by Lending and Trade & Commodity Finance. The development of net core deposits is a combination of seasonal effects and a focus on optimising pricing.

Lending income rose year-on-year, while the overall market was impacted by the weaker economic climate and tighter financing conditions. Net interest income rose compared with the prior year, attributable to a higher net interest margin. Other income increased significantly compared with 4Q2022, which had included negative fair value adjustments and discounts on secondary loan sales. Fee income declined due to a lower number of large deals in 4Q2023. The latter also explains the slight decrease in total income compared with 3Q2023.

Income from Daily Banking & Trade Finance increased strongly year-on-year, mainly in Payments & Cash Management (PCM), Bank Mendes Gans and Working Capital Solutions, all of which benefited from the higher interest rate environment. In Trade & Commodity Finance and Trade Finance Services, income decreased slightly year-on-year due to lower commodity prices and stagnant markets. Other income in 4Q2023 included a gain on the sale of an equity stake. Sequentially, income increased slightly, supported by Working Capital Solutions and the gain on the equity stake. These impacts were largely offset by lower income in PCM (following client rate increases) and lower demand in Trade & Commodity Finance and in Trade Finance Services.

Financial Markets income decreased year-on-year as a change in market sentiment reduced client activity and led to lower trading results. This was slightly compensated by higher Capital Markets issuance income. Sequentially, income declined, mainly because 4Q2023 included a €60 million increase in reserves, while 3Q2023 had included a €61 million reserve release. Apart from this swing in reserves, income was also impacted by a slower client flow and reduced market activity over the fourth quarter.

The quarterly income of Treasury & Other rose year-on-year, as 4Q2022 had included a €-77 million net TLTRO impact. Excluding TLTRO, Treasury & Other income declined both year-on-year and sequentially, reflecting the impact of the lower remuneration on the ECB minimum reserve requirement and a negative impact of revaluations and hedge ineffectiveness in Treasury in 4Q2023. The lower results in Treasury were partly offset by a higher year-on-year valuations result in Corporate Investments and an increase in fee income from Corporate Finance quarter-on-quarter.

ING Press Release 4Q2023 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account									
	Total Corporate Line			Corporate Line excl. IAS 29 impact			IAS 29 impact[1]		
In € million	4Q2023	4Q2022	3Q2023	4Q2023	4Q2022	3Q2023	4Q2023	4Q2022	3Q2023
Profit or loss									
Net interest income - excl. net TLTRO impact	117	155	103	109	141	88	8	14	15
Net interest income - net TLTRO impact	0	17	0	0	17	0	0	0	0
Net fee and commission income	-2	-3	7	-4	-5	4	2	1	3
Investment income	0	7	98	0	7	98	0	0	0
Other income	5	-34	-88	31	-2	18	-25	-32	-106
Total income	**120**	**142**	**120**	**136**	**159**	**208**	**-16**	**-17**	**-88**
Expenses excl. regulatory costs	122	140	186	110	131	160	12	9	26
Regulatory costs	0	0	1	0	0	1	0	0	0
Operating expenses	**122**	**140**	**187**	**110**	**131**	**161**	**12**	**9**	**26**
Gross result	**-2**	**2**	**-67**	**26**	**28**	**47**	**-28**	**-26**	**-114**
Addition to loan loss provisions	2	1	3	0	0	0	2	1	3
Result before tax	**-4**	**1**	**-70**	**26**	**28**	**47**	**-30**	**-27**	**-117**
of which:									
Income on capital surplus	65	18	35	65	18	35	0	0	0
Foreign currency ratio hedging	106	151	102	106	151	102	0	0	0
Other Group Treasury	-58	-31	-22	-58	-31	-22	0	0	0
Group Treasury	114	138	115	114	138	115	0	0	0
Asian stakes	22	22	120	22	22	120	0	0	0
Other Corporate Line	-140	-159	-305	-110	-132	-188	-30	-27	-117
Result before tax	**-4**	**1**	**-70**	**26**	**28**	**47**	**-30**	**-27**	**-117**
Taxation							2	7	4
Net result							**-32**	**-34**	**-121**

[1] Hyperinflation accounting (IAS 29) has become applicable for ING's subsidiary in Türkiye since 2Q2022 with retrospective application from 1 January 2022.

Total income decreased by €22 million year-on-year. This was mostly due to lower results from foreign currency ratio hedging (reflecting lower interest rate differentials) and €17 million of positive TLTRO impacts in 4Q2022. These factors were partly offset by a higher income on the capital surplus. Sequentially, total income was stable as the dividend from our stake in the Bank of Beijing recorded in 3Q2023 was compensated by a lower IAS 29 impact in 4Q2023 (reflecting a lower level of inflation in Türkiye).

Operating expenses declined sharply on both comparable quarters, which included incidental items. In 4Q2022, we recorded €21 million for allowances to staff in the Netherlands to cover increased energy costs, and in 3Q2023 we provisioned €51 million. Excluding these incidental items as well as IAS 29 impacts, expenses were flat at €110 million for all three quarters shown above.

ING Press Release 4Q2023 14

Share information

	4Q2023	3Q2023	2Q2023	1Q2023	4Q2022
Shares (in millions, end of period)					
Total number of shares	3,498.2	3,619.5	3,619.5	3,619.5	3,726.5
- Treasury shares	154.6	116.9	12.5	1.0	107.4
- Shares outstanding	3,343.6	3,502.6	3,607.0	3,618.5	3,619.1
Average number of shares	3,460.9	3,557.9	3,615.2	3,619.1	3,683.7
Share price (in euros)					
End of period	13.53	12.55	12.34	10.93	11.39
High	13.74	13.45	12.34	13.49	11.66
Low	11.79	12.22	10.81	10.38	8.80
Net result per share (in euros)	0.45	0.56	0.60	0.44	0.30
Shareholders' equity per share (end of period in euros)	15.32	14.77	14.07	14.28	13.79
Dividend per share (in euros)	0.756	-	0.35	-	0.39
Price/earnings ratio[1]	6.6	6.6	7.7	8.3	11.6
Price/book ratio	0.88	0.85	0.88	0.77	0.83

[1] Four-quarter rolling average.

Financial calendar

Publication 2023 ING Group Annual Report	Thursday 7 March 2024
Annual General Meeting	Monday 22 April 2024
Ex-date for final dividend 2023 (Euronext Amsterdam)[1]	Wednesday 24 April 2024
Record date for final dividend 2023 entitlement (Euronext Amsterdam)[1]	Thursday 25 April 2024
Record date for final dividend 2023 entitlement (NYSE)[1]	Thursday 25 April 2024
Publication results 1Q2024	Thursday 2 May 2024
Payment date for final dividend 2023 (Euronext Amsterdam)[1]	Friday 3 May 2024
Payment date for final dividend 2023 (NYSE)[1]	Friday 10 May 2024
ING Capital Markets Day	Monday 17 June 2024
Publication results 2Q2024	Thursday 1 August 2024
Ex-date for interim dividend 2024 (Euronext Amsterdam)[1]	Monday 5 August 2024
Record date for interim dividend 2024 entitlement (Euronext Amsterdam)[1]	Tuesday 6 August 2024
Record date for interim dividend 2024 entitlement (NYSE)[1]	Tuesday 6 August 2024
Payment date for interim dividend 2024 (Euronext Amsterdam)[1]	Monday 12 August 2024
Payment date for interim dividend 2024 (NYSE)[1]	Monday 19 August 2024

[1] Only if any dividend is paid — All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in July 2023. As of December 2023, Sustainalytics considers ING's management of ESG material risk to be 'strong'. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Further information

More on results publications, go to the quarterly results publications page.

More on investor information, go to the investor relations section on this site.

For news updates, go to the newsroom on this site or via X (@ING news feed).

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ING Press Release 4Q2023 15

ING Press Release 4Q2023 16 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. The financial statements for 2023 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein (including the statements contained in the section entitled ‘2024 Outlook’ in this document) are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual eﬀects of the Covid - 19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING’s ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG - related matters, including data gathering and reporting (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.